UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

BLADELOGIC, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

09265M102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09265M102	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer V & Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 4,747,836
6. SHARED VOTING POWER –0–
7. SOLE DISPOSITIVE POWER 4,747,836
8. SHARED DISPOSITIVE POWER –0–

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,747,836
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 09265M102	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessec Ventures V L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,836,938
6. SHARED VOTING POWER –0–
7. SOLE DISPOSITIVE POWER 1,836,938
8. SHARED DISPOSITIVE POWER –0–

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,836,938
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 09265M102	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners V L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,628,984
6. SHARED VOTING POWER –0–
7. SOLE DISPOSITIVE POWER 1,628,984
8. SHARED DISPOSITIVE POWER –0–

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,628,984
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 09265M102	13G	Page 5 of 9 Pages

Item 1	(a).	Name of Issuer:

BladeLogic, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

10 Maguire Road, Building 3, Lexington, MA 02421

Item 2	(a).	Name of Person Filing:

This statement is being filed by Deer V & Co. LLC (“Deer V”) with respect to the shares of common stock (“Common Stock”) of the Issuer directly owned by Bessec Ventures V L.P. (“Bessec V”), Bessemer Venture Partners V L.P. (“BVP V”), BIP 2001 L.P. (“BIP”), BVE 2001 (Q) LLC (“BVE Q”), and BVE 2001 LLC (“BVE 2001” and, collectively, the “Funds”).

Deer V serves as the sole general partner of Bessec V, BVP V and BIP and is the managing member of BVE Q and BVE 2001.

This statement is also being filed by Bessec V and BVP V with respect to the shares of Common Stock of the Issuer individually owned by Bessec V and BVP V (which shares of Common Stock are also included in the filing for Deer V).

Deer V, Bessec V and BVP V are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons: c/o Bessemer Venture Partners 1865 Palmer Avenue Larchmont, NY 10583

Item 2	(c).	Citizenship:

Deer V — Delaware Bessec V — Delaware BVP V — Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $.001 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

09265M102

Item 3.	Not Applicable.

CUSIP No. 09265M102	13G	Page 6 of 9 Pages

Item 4.	Ownership.

For Deer V:

(a) Amount beneficially owned:

4,747,836 shares of Common Stock

(b) Percent of class:

17.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

4,747,836

(ii) Shared power to vote or to direct the vote:

–0–

(iii) Sole power to dispose or to direct the disposition of:

4,747,836

(iv) Shared power to dispose or to direct the disposition of:

–0–

For Bessec V:

(a) Amount beneficially owned:

1,836,938

(b) Percent of class:

6.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,836,938

(ii) Shared power to vote or to direct the vote:

–0–

(iii) Sole power to dispose or to direct the disposition of:

1,836,938

(iv) Shared power to dispose or to direct the disposition of:

–0–

For BVP V:

(a) Amount beneficially owned:

1,628,984 shares of Common Stock

(b) Percent of class:

6.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,628,984

(ii) Shared power to vote or to direct the vote:

–0–

(iii) Sole power to dispose or to direct the disposition of:

1,628,984

(iv) Shared power to dispose or to direct the disposition of:

–0–

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares of Common Stock beneficially owned by Deer V are beneficially owned by the Funds. Bessec V beneficially owns 6.7% of the shares and BVP V beneficially owns 6.0% of the shares. Each of BIP, BVE Q and BVE 2001 individually owns less than 5% of the shares. Deer V has the power to direct the dividends from or the proceeds of the sale of the shares of Common Stock owned by the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 09265M102	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

DEER V & CO. LLC

By:	/s/ J. Edmund Colloton
Name:	J. Edmund Colloton
Title:	Executive Manager

BESSEC VENTURES V L.P.

By:	Deer V & Co. LLC

	By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Executive Manager

BESSEMER VENTURE PARTNERS V L.P.

By:	Deer V & Co. LLC

	By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Executive Manager

CUSIP No. 09265M102	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 09265M102	13G	Page 9 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2008

DEER V & CO. LLC

By:	/s/ J. Edmund Colloton
Name:	J. Edmund Colloton
Title:	Executive Manager

BESSEC VENTURES V L.P.

By:	Deer V & Co. LLC

	By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Executive Manager

BESSEMER VENTURE PARTNERS V L.P.

By:	Deer V & Co. LLC

	By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Executive Manager